EXHIBIT 12.1

SECURUS TECHNOLOGIES, INC.
Statement Regarding Computation of Ratios
Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Predecessor					Successor
					Period from	Period from
					January 1,	January 12,
	Year Ended December 31,				2004 to	2004 to
					March 2,	December 31,
	2000	2001	2002	2003	2004	2004
Earnings:
Income (loss) from continuing operations before income taxes and discontinued operations	$1,609	$2,506	$2,373	$9,172	$(12,389)	$(68,338)

Interest expense	2,800	2,446	2,825	3,761	3,430	14,001

Interest portion of rent expense	1,000	1,100	1,000	1,100	200	1,200

Earnings available for fixed charges	5,409	6,052	6,198	14,033	(8,759)	(53,137)

Fixed Charges:
Interest expense	$2,800	$2,446	$2,825	$3,761	$3,430	$14,001

Interest portion of rent expense	1,000	1,100	1,000	1,100	200	1,200

Total fixed charges	3,800	3,546	3,825	4,861	3,630	15,201

Ratio of earnings to fixed charges	1.4	1.7	1.6	2.9	—	—

Deficiency of earnings to fixed charges	—	—	—	—	12,389	68,338